

December 3, 2014

Via E-mail
Frank H. Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

  Re: Microsoft Corporation
    Form 10-K for the Fiscal Year Ended June 30, 2014
    Filed July 31, 2014
    Form 10-Q for the Quarterly Period Ended September 30, 2014
    Filed October 23, 2014
    File No. 000-14278

Dear Mr. Brod:

  We have reviewed your letter dated October 15, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2014.

Form 10-K for the Fiscal Year Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Goodwill, page 47

1. We note your response to prior comment 4 indicating that you will include additional related disclosures if any of your reporting units are at risk of failing step one of the impairment test. If none of your reporting units are at risk of failing step one, please tell

us what consideration you gave to disclosing that conclusion. In addition, tell us whether the estimated fair values of any of your reporting units substantially exceed the carrying values, and consider disclosing any such determination. Tell us your threshold for determining that the excess is substantial.

Financial Statements and Supplementary Data

Notes to Financial Statements

Note 21 – Segment Information and Geographic Data, page 91

2.   You indicate in response to prior comment 7 that you do not consider revenue from external customers attributed to any region to be material or to constitute a material concentration. Tell us how you define the regions you identified, and indicate whether such regions have experienced trends differently. Tell us what consideration you gave to discussing any known trends in your geographic mix including regions within Management's Discussion and Analysis. For example, we note that Windows revenue is impacted by differences in device market demand between developed markets and emerging markets, as noted from your disclosure on page 4, and emerging markets are a significant focus of your international growth strategy, as noted from your disclosure on page 23. Further, we also note that you address geographic performance during your earnings calls. In addition to the risks associated with regulatory scrutiny in certain foreign countries and regions, tell us the other qualitative factors you considered for disaggregation of your discussion of revenue from other countries or regions. Refer to Section III.B.3 of SEC Release No. 33-8350.

3.   We note your response to prior comment 8 that the disclosure of revenue from external customers attributable to significant products and service offerings is not intended to represent a reportable operating segment view and is presented on a consolidated or entity-wide view. In order to provide more clarity of your results of operations, consider defining each of your categories of significant products and services. In this regard, you should identify which of the significant products and service offerings included in your description of reportable segments and in your summary and segment results of operations discussion beginning on page 30 are included in each line item of this footnote disclosure. It should be clear how the trends described in results of operations are represented in the changes in your significant products and service offerings table. For example, tell us how the change in Microsoft Office system is addressed in your discussion of summary and segment results. Tell us where you addressed each of the factors contributing to the decline in Windows PC operating system that are partially offset by the increase in Windows Commercial revenue.

Frank H. Brod
Microsoft Corporation
December 3, 2014
Page 3

Form 10-Q for the Quarterly Period Ended September 30, 2014

Financial Information

Notes to Financial Statements

Note 18 – Segment Information, page 27

4.   Tell us what consideration you gave to reconciling the total amount disclosed for operating expenses by segment group to your total operating expenses that include integration and restructuring expenses. We refer you to ASC 280-10-50-32(f). As the total operating expenses presented in the footnote is not the consolidated amount, it appears to be a non-GAAP measure. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief